EXTRAORDINARY MEETING OF SHAREHOLDERS OF

                                   ACERGY S.A.

                                 August 4, 2009

                            PROXY VOTING INSTRUCTIONS

INTERNET - Access "www.voteproxy.com" and follow the on-screen instructions. Have your proxy card available when you access the web page, and use the Company Number and Account
Number shown on your proxy card.

TELEPHONE - Call toll-free 1-800-PROXIES          ------------------------------
(1-800-776-9437) in the United States or           COMPANY NUMBER
1-718-921-8500 from foreign countries from        ------------------------------
any touch-tone telephone and follow the            ACCOUNT NUMBER
instructions. Have your proxy card available ------------------------------ when you call and use the Company Number and
Account Number shown on your proxy card.          ------------------------------

Vote online/phone until 11:59 PM EST July 21,
2009.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in
person by attending the Extraordinary
Meeting.

      Please detach along perforated line and mail in the envelope provided
              IF you are not voting via telephone or the Internet.

    00030300000000000000 8                               080409
--------------------------------------------------------------------------------
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR
VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------
                                                                                   FOR   AGAINST   ABSTAIN
                                     9.   To approve to renew article 5 of the     [ ]     [ ]       [ ]
                                          Articles of Incorporation and grant
                                          authority to the Board of Directors to
                                          issue new shares and not to offer such
                                          shares to existing shareholders on a
                                          pre-emptive basis as proposed by the
                                          Board of Directors in the notice.

                                     10.  To authorise the Board of Directors      [ ]     [ ]       [ ]
                                          of the Company to cancel shares which
                                          have been bought back or which may
                                          be bought back from time to time by
                                          the Company or any indirect
                                          subsidiary thereof as the Board of
                                          Directors sees fit and to make all
                                          consequential changes to the
                                          Articles of Incorporation to
                                          reflect the cancellation in the
                                          number of issued Common Shares.

                                     Recommendation: The Company's Board of
                                     Directors recommends that you vote in
                                     favour of the proposals to be considered at the Meeting.

----------------------------------

----------------------------------
To change the address on your
account, please check the box
at right and indicate your new
address in the address space
above. Please note that
changes to the registered
name(s) on the account may not
be submitted via this method.  [ ]
----------------------------------

Signature of Shareholder     Date:     Signature of Shareholder     Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   ACERGY S.A.
        Proxy for Extraordinary Meeting of Shareholders on August 4, 2009

                (Continued and to be signed on the reverse side.)

                    EXTRAORDINARY MEETING OF SHAREHOLDERS OF

                                   ACERGY S.A.

                                 August 4, 2009

                         Please sign, date and mail your
                       proxy card in the envelope provided
                              as soon as possible.

     Please detach along perforated line and mail in the envelope provided.

      00030300000000000000 8                               080409
--------------------------------------------------------------------------------
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR
VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------
                                                                                   FOR   AGAINST   ABSTAIN
                                     9.   To approve to renew article 5 of the     [ ]     [ ]       [ ]
                                          Articles of Incorporation and grant
                                          authority to the Board of Directors to
                                          issue new shares and not to offer such
                                          shares to existing shareholders on a
                                          pre-emptive basis as proposed by the
                                          Board of Directors in the notice.

                                     10.  To authorise the Board of Directors      [ ]     [ ]       [ ]
                                          of the Company to cancel shares which
                                          have been bought back or which may
                                          be bought back from time to time by
                                          the Company or any indirect
                                          subsidiary thereof as the Board of
                                          Directors sees fit and to make all
                                          consequential changes to the
                                          Articles of Incorporation to
                                          reflect the cancellation in the
                                          number of issued Common Shares.

                                     Recommendation: The Company's Board of
                                     Directors recommends that you vote in
                                     favour of the proposals to be considered at the Meeting.

----------------------------------

----------------------------------
To change the address on your
account, please check the box
at right and indicate your new
address in the address space
above. Please note that
changes to the registered
name(s) on the account may not
be submitted via this method.  [ ]
----------------------------------

Signature of Shareholder     Date:     Signature of Shareholder     Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.